Exhibit 99.1

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 2 December 2005 it purchased for cancellation 130,000 of its ordinary shares at a price of 383.8365 pence per ordinary share.